Exhibit 99.3

AMENDMENT TO INVESTMENT AGREEMENT

This Amendment to Investment Agreement (this “Amendment”) is made and entered into on February 13, 2026, by and among:

(a)           VNET GROUP, INC. (f.k.a. 21VIANET GROUP, INC.), an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”),

(b)           VECTOR HOLDCO PTE. LTD., a private company limited by shares incorporated in Singapore (“Vector Holdco”),

(c)           BTO VECTOR FUND FD (CYM) L.P., a limited partnership established under the Laws of the Cayman Islands (“Vector Fund FD”, and together with Vector Holdco, the “Investors” and each an “Investor”), and

(d)           BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P. (the “VCOC Investor”).

(each an “Party” and collectively the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties have entered into the Investment Agreement dated as of January 28, 2022 (the “Original Agreement”), pursuant to which the Company issued to the Investors convertible notes due 2027 in an aggregate principal amount of US$250,000,000 dated as of February 4, 2022 (prior to giving effect to the Note Amendment and Restatement, the “Original Notes”);

WHEREAS, on or around the date hereof, the Company and Citibank, N.A., as trustee, will enter into an indenture (the “Indenture”), pursuant to which the Original Notes will be amended and restated (the “Note Amendment and Restatement”) to be represented by one or more notes in global form attached to the Indenture and will be traded on The Depository Trust Company (the “Amended Notes”);

WHEREAS, pursuant to Section 9.01 of the Original Agreement, the Original Agreement may be amended or supplemented in any and all respects only by written agreement of the Parties; and

WHEREAS, the Parties desire to, and hereby agree to, by execution and delivery of this Amendment, amend and supplement the Original Agreement as set forth herein.

1

NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual promises, covenants and obligations contained herein, the parties hereto agree as follows:

1.	Definitions and Interpretation.

1.1.	All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Original Agreement (as may be amended from time to time, including by this Amendment) and the rules of interpretation and construction set forth in Section 9.12 of the Original Agreement shall also apply to this Amendment.

1.2.	The following terms shall have the following meanings:

“Accumulated Interest Amount” has the meaning ascribed to it in the Indenture.

“Event of Default” has the meaning ascribed to it in the Original Notes.

“Fundamental Adverse Regulatory Change” shall have the meaning set out in the Original Notes.

“Fundamental Change” has the meaning ascribed to it in the Original Notes.

“Incremental Amount” means, with respect to any Amended Note, an incremental amount (which shall not be less than zero), if applicable, that is equal to (a) fifty (50%) of the principal amount of such Amended Note, minus (b) the interest of such Amended Notes that has already been paid in cash, minus (c) the Accumulated Interest Amount on such Amended Note and any accrued and unpaid interest on such Amended Note to, but excluding, the date that the Redemption Price is paid in full.

“Indenture” means the Indenture by and between the Company and Citibank, N.A. dated February 13, 2026.

“Minimum Shareholding Event” has the meaning ascribed to it in the Indenture.

“Minimum Shareholding Event Effective Date” has the meaning ascribed to it in the Indenture.

“Original Issuance Date” means February 4, 2022.

“Paying Agent” has the meaning ascribed to it in the Indenture.

“Redemption Period” means (a) the period commencing on the date of a Fundamental Adverse Regulatory Change, a Fundamental Change or an Event of Default and ending on February 4, 2027, and (ii) the thirty-(30)-day period beginning on February 4, 2027 and ending on March 5, 2027.

“Redemption Price” means, with respect to any Amended Note, a price equal to the sum of:

(a)	the principal amount of such Amended Note; plus

2

(b)	the Accumulated Interest Amount of such Amended Note plus any accrued and unpaid interest until, but excluding, the date the Redemption Price is paid in full; plus

(c)	in case a Fundamental Change has occurred, the Incremental Amount.

“Transfer Event” has the meaning ascribed to it in the Indenture.

“Transfer Event Effective Date” has the meaning ascribed to it in the Indenture.

2.	Amendment to Definitions. The following definitions of the Original Agreement shall be amended and restated in its entirety to read as follows:

“Minimum Shareholding Requirement” means that the Minimum Shareholding Event Effective Date has not yet occurred.

“Notes” means the Original Notes as amended and restated in connection with the Note Amendment and Restatement (and whose terms, following the Note Amendment and Restatement, are set out in the Indenture). For the avoidance of doubt, following the Amendment and Restatement, the Notes shall mean the Amended Notes, as defined in Amendment to this Agreement dated February 13, 2026.

3.	Redemption at Holder’s Option. Prior to the Transfer Event Effective Date, notwithstanding anything to the contrary in Article 15 of the Indenture, which shall not apply to any Amended Note beneficially held by an Investor prior to the Transfer Event Effective Date, none of the Investors shall have the right to require the Company to redeem or repurchase the Amended Notes in accordance with Article 15 of the Indenture. Instead, the following provisions shall apply to the Amended Notes beneficially held by an Investor:

3.1.	At any time during the Redemption Period, an Investor shall have the right to require the Company to redeem (a “Redemption”), by delivering a notice of redemption to the Company (a “Redemption Notice”), specifying the date of redemption, which date shall be no less than twenty (20) Business Days after the date of delivery of the Redemption Notice (the “Redemption Date”), all but not less than all of the then-outstanding Amended Notes beneficially held by such Investor at the Redemption Price.

3.2.	On the Redemption Date, the Company shall pay the Redemption Price in cash to each Investor who has exercised its redemption right in consideration of the redemption of the Amended Notes beneficially held by such holder by the Company. Any portion of the Redemption Price not paid by the Company on the Redemption Date shall accrue interest at a rate of 10% per annum annually from the Redemption Date to the date when the Redemption Price is paid in full.

3.3.	On the date the Redemption Price is paid in cash in full, such Investor shall deliver the relevant Amended Notes to the Company, and the Company shall surrender such Amended Notes to the Paying Agent for cancellation in accordance with Section 2.08 of the Indenture.

3

3.4.	For the avoidance of doubt, beginning on the Transfer Event Effective Date, Sections 3.1 and 3.2 above do not apply to the Amended Notes and the Investors shall have the right to require the Company to redeem or repurchase the Amended Notes only in accordance with the Indenture.

3.5.	It is the Parties’ intention that Article 6 of the Indenture does not apply to the Amended Notes prior to the Transfer Event Effective Date, except with respect to Section 6.01(i) or Section 6.01(j) of the Indenture, respectively. The Investors agree that prior to the Transfer Event Effective Date it will not exercise any of its right under Article 6 of the Indenture, including the right to deliver a notice of Default or an Event of Default to the Trustee and the right to request the Trustee to accelerate the Amended Notes pursuant to the Indenture. For the avoidance of doubt, no acceleration by the Holders is required pursuant to Section 6.01(i) or 6.01(j) of the Indenture, respectively.

4.	[Reserved.]

5.	Conversion.

5.1.	Notwithstanding anything to the contrary in the Indenture, prior to the Minimum Shareholding Event Effective Date, in the event of a conversion of any Amended Notes by an Investor pursuant to Article 14 of the Indenture (whether at Holder’s option pursuant to Section 14.01 or a Mandatory Conversion pursuant to Section 14.13), the Company shall pay to the applicable Investor, on the applicable Conversion Date or Mandatory Conversion Date, all accrued and unpaid interest on the portion of such Amended Note being so converted for the period ending on the Conversion Date (without duplication with any payment required under the Indenture) (such amount, the “Excess Interest Amount”).

5.2.	In connection with any conversion pursuant to 5.1 of this Amendment, the relevant Investor shall on or prior to the applicable Conversion Date or Mandatory Conversion Date, provide the Company with written notice of the number of Amended Notes to be converted and the applicable Conversion Date or Mandatory Conversion Date. The Company shall pay the Excess Interest Amount to the relevant Investor promptly upon receipt of such written notice from the relevant Investor and the notice of the relevant conversion from the Trustee.

5.3.	In connection with any conversion pursuant to 5.1 of this Amendment, the relevant Investor shall on or prior to the applicable Conversion Date or Mandatory Conversion Date, pay to the Company fifty percent (50%) of any fees and expenses from the ADS Depositary incurred by the Company in connection with the issuance of any ADSs deliverable upon such conversion.

6.	Transfer Restrictions. Section 5.07(d) of the Original Agreement shall terminate on the Minimum Shareholding Event Effective Date (and for the avoidance of doubt shall not apply to any transfer by any Person other than the Investors).

7.	Termination. Section 3.1 and Section 3.2 of this Amendment shall terminate and have no further force and effect beginning on the Transfer Event Effective Date.

4

8.	Miscellaneous

8.1.	Except as expressly amended and/or superseded by this Amendment, the Original Agreement remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the Original Agreement, except as expressly set forth herein. Upon the execution and delivery hereof, the Original Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Original Agreement. This Amendment and the Original Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Original Agreement. If and to the extent there are any inconsistencies between the Original Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control.

8.2.	For the avoidance of doubt, none of the obligations under the Investment Agreement shall be assigned to or applicable to a third party in connection with a Transfer of the Notes by the Investors to such third party.

8.3.	The provisions of Sections 9.01 (Amendments; Waivers), 9.04 (Counterparts), 9.06 (Governing Law; Jurisdiction), 9.07 (Specific Enforcement) and 9.09 (Severability) of the Original Agreement shall apply mutatis mutandis to this Amendment.

[Signature Page Follows]

5

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

VNET GROUP, INC.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of the board of Directors

Signature Page to Amendment to 2022 Investment Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

VECTOR HOLDCO PTE. LTD

By:	/s/ Lixian Wang
Name:	Lixian Wang
Title:	Director

BTO VECTOR FUND FD (CYM) L.P.

By:	BTO Holdings (Cayman) – NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman) – NQ L.P., its managing member
By:	BTO GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Signatory

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

By:	Blackstone Tactical Opportunities Management Associates III (Cayman) – NQ L.P., its general partner
By:	BTOA III (Cayman) – NQ L.P., its general partner
By:	BTO GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Signatory

[Signature Page to Amendment to 2022 Investment Agreement]